                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

       Transaction Statement Pursuant To Section 13(e) Of The Securities
                 Exchange Act Of 1934 and Rule 13e-3 Thereunder

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                      (Amendment No. 1 -- Final Amendment)


                       EMONS TRANSPORTATION GROUP, INC.
                 -------------------------------------------
                              (Name of the Issuer)

                        EMONS TRANSPORTATION GROUP, INC.
                        --------------------------------
                      (Name of Person(s) Filing Statement)

             $.14 Series A Cumulative Convertible Preferred Stock
            -------------------------------------------------------
                         (Title of Class of Securities)

                                  291575-207
              ---------------------------------------------------
                     (CUSIP Number of Class of Securities)

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement):

                             Mr. Scott F. Ziegler,
                Senior Vice President, Chief Financial Officer,
                            Controller and Secretary
                        Emons Transportation Group, Inc.
                              96 S. George Street
                            York, Pennsylvania 17401
                          Telephone No.: 717-771-1700

                                      -1-
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          It is respectfully requested that copies of any notices
and communications be sent to:

                            David J. Schwartz, Esq.
                          Anderson Kill & Olick, P.C.
                          1251 Avenue of the Americas
                            New York, New York 10020
                          Telephone No.: 212-278-1509

This statement is filed in connection with (check the appropriate box):

a.      [X]  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.      [ ]  The filing of a registration statement under the Securities Act of
             1933.

c.      [ ]  A tender offer.

d.      [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:
[ ]

Calculation of Filing Fee*

          Transaction                   Amount of Filing Fee
          Valuation                     --------------------
          ---------
          $2,135,661                            $427.13

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: ______________
Form or registration no.: ____________
Filing party:_________________________
Date filed:___________________________

* The filing fee of $427.13 was paid upon the initial filing of the preliminary proxy materials on March 9, 1999.

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                    INTRODUCTION
                    ------------

     This Amendment No. 1 (the "Final Amendment") amends and supplements the Rule 13E-3 Transaction Statement (the "Transaction Statement") filed jointly on May 24, 1999 by Emons Transportation Group, Inc. ("Emons" or the "Company") and ETG Merger Corporation ("Newco"), a wholly-owned subsidiary of the Company. The Transaction Statement was filed in connection with the proposed merger (the "Merger") of Newco with and into the Company pursuant to an Agreement of Merger, dated as of April 25, 1999 (the "Merger Agreement"), by and between the Company and Newco.

     This Final Amendment is being filed with the Securities and Exchange Commission pursuant to the requirements of Rule 13e-3 (d)(3) promulgated under the Securities and Exchange Act of 1934, as amended, to report the results of the proposed Merger. The proposed Merger was approved by the stockholders of the Company and became effective as of June 29, 1999. The Company was the surviving corporation in the Merger. Accordingly, Newco, which was a party to the Transaction Statement, is not a party hereto. Except as expressly set forth in this Final Amendment, all information in the Transaction Statement remains unchanged, and capitalized terms not otherwise defined herein shall have the meanings set forth in the Transaction Statement.



ITEM 16.            ADDITIONAL INFORMATION.
-------             ----------------------

     The Merger Agreement was approved by the stockholders of the Company at the Special Meeting of Stockholders held on June 29, 1999. Also on June 29, 1999, a Certificate of Merger was duly filed with the Secretary of State of the State of Delaware, and the Merger became effective on that date. As a result of the Merger, each outstanding share of $.14 Series A Cumulative Convertible Preferred Stock of the Company, par value $.01 per share, was exchanged for 1.1 shares of Emons Common Stock, par value $.01 per share (except that cash was paid in lieu of any fractional shares).



ITEM 17.            MATERIAL TO BE FILED AS EXHIBITS.
-------             --------------------------------

(d)(2)    - Press Release issued by the Company on June 29, 1999.

(d)(3) - Form of letter to registered holders of convertible preferred stock dated July __, 1999.

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                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              EMONS TRANSPORTATION GROUP, INC.


                                           July 7, 1999
                                   --------------------------------
                                            (Date)


                                   By:   /s/ Scott F. Ziegler
                                      ------------------------------
                                            (Signature)


                                     Scott F. Ziegler, Secretary
                                   --------------------------------
                                            (Name and Title)

                                      -4-
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                                 EXHIBIT INDEX
                                 -------------

(d)(2)    - Press Release issued by the Company on June 29, 1999.

(d)(3) - Form of letter to registered holders of convertible preferred stock dated July __, 1999.